CERTIFICATE OF QUALIFIED PERSON

I, Zunedbhai Shaikh, P.Eng., as an author of this report entitled "Updated Preliminary Economic Assessment for The Boumadine Polymetallic Project, Kingdom Of Morocco", prepared for Aya Gold and Silver Inc. and dated 20 October 2026, do hereby certify that:

1)I am a Lead Mechanical Engineer with Lycopodium (Americas) Ltd., with a business address at 5090 Explorer Dr, Suite 700, Mississauga, ON, L4W 4T9.

2)I am a graduate of the Toronto Metropolitan University (Formerly Ryerson University) in 2008 with a Bachelor of Engineering degree in Mechanical Engineering.

3)I am a Member of Professional Engineers of Ontario and registered as a Professional Engineer in the Province of Ontario (Registration No. 100137621). I have worked as a Mechanical Engineer for a total of 18 years since my graduation. My relevant experience for the purpose of the Technical Report is:

-review and report as a consultant on numerous process facilities and mining projects around the world for due diligence and regulatory requirements

-Lead Mechanical Engineer on numerous studies and detailed design projects in the mineral processing industry in Africa, Australia and Latin America.

-Commissioning Engineer at numerous mineral processing plants in Africa, Australia and Latin America.

4)I have read the definition of 'qualified person' set out in National Instrument 43-101 ('NI 43-101') and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a 'qualified person' for the purposes of NI 43-101.

5)I have not visited the Boumadine Project site.

6)I am responsible for all of preparation of Item Nos. 18.1 to 18.3, 18.6 to 18.13, and Co-Author 1, 25, 27 of the Technical Report.

7)I am independent of the Issuer applying the test set out in Section 1.5.(4) of NI 43-101.

I was involved in the previous Technical Report on the Boumadine Project's preliminary economic assessment.

8)I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9)To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Lycopodium

ADM-FRM-037_0

Dated this 20th day of Ocotber, 2026

[Signed and Sealed]

Zunedbhai Shaikh, P.Eng

Lycopodium

ADM-FRM-037_0